PACIFIC MERCANTILE BANCORP
949 South Coast Drive, Suite 300
Costa Mesa, California 92626
(714) 438-2500

August 23, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Livingston

Re:    Request for Effectiveness for Pacific Mercantile Bancorp
Registration Statement on Form S-3 (File No. 333-233145)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pacific Mercantile Bancorp (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, August 27, 2019, or as soon thereafter as possible.

Please notify Joshua A. Dean of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (714) 424-8292 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

PACIFIC MERCANTILE BANCORP

/s/ Curt A. Christianssen
Curt A. Christianssen
Executive Vice President and Chief Financial Officer